Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

HOPTO INC.

hopTo Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), hereby certifies as follows:

1. That ARTICLE VI of the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), hereby is amended and restated in full as follows:

“ARTICLE VI

“The number of directors of the Corporation shall be determined by resolution of the Board of Directors.

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide. Advance notice of stockholder nominations for the election of directors and of any other business to be brought before any meeting of the stockholders shall be given in the manner provided in the Bylaws of this Corporation.

At each annual meeting of stockholders, directors of the Corporation shall be elected to hold office until the next annual meeting of stockholder or until their successors have been duly elected and qualified or until his or her earlier death, resignation or removal; except that, if any such election shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the GCL.

Vacancies occurring on the Board of Directors for any reason may be filled by vote of a majority of the remaining members of the Board of Directors, even if less than a quorum, at any meeting of the Board of Directors. A person so elected by the Board of Directors to fill a vacancy shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been duly elected and qualified. A director may be removed from office, with or without cause, by the affirmative vote of the holders of at least a majority of the outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.”

2. That the foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law (“DGCL”), by approval of the board of directors of the Company and, in accordance with the provisions of Section 228 of the DGCL, by the affirmative vote of the holders of at least 66-2/3% of outstanding shares of common stock entitled to vote thereon at the Company’s 2018 annual meeting of stockholders held on August 23, 2018. There are no shares of the Company’s preferred stock outstanding and no other classes of stock outstanding entitled to vote on this amendment.

3. The foregoing amendment of the Company’s Certificate of Incorporation shall be effective as of the date and time of filing with the Secretary of State of the State of Delaware.

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IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment of Certificate of Incorporation to be duly executed by its authorized officer this 23rd day of August, 2018.

HOPTO INC.

By:	/s/ Jean-Louis Casabonne
Jean-Louis Casabonne
Interim Chief Executive Officer, Chief Financial Officer and Secretary